Kathleen H Moriarty Partner	1270 Avenue of the Americas 30th Floor New York, New York 10020-1708 T 212.655.6000 D 212.655.2548 moriarty@chapman.com

 January 28, 2019

Ms. Deborah O’Neal
Senior Counsel
Division of Investment Management,
Office of Disclosure Review and Accounting
United States Securities and Exchange Commission
Washington, D.C. 20549

Ms. Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management,
Disclosure Review Office
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Procure ETF Trust II (the “Trust”) Amendment No. 3 to Registration Statement on Form N-1A

Registration Numbers 333-222463; 811-23323

Filed: August 20, 2018

Dear Ms. O’Neal:

On behalf of the Procure ETF Trust II (“Trust”) sponsored by our client, ProcureAM, LLC (“Advisor”), we are submitting this correspondence along with Amendment No. 4 in response to your comments to Amendment No. 3 to the Trust’s registration statement on Form N-1A (“Registration Statement”).

On behalf of the Trust and the Advisor, set forth below are the Registrant’s responses (“Responses”) to the oral comments (“Oral Comments”) received from Ms. Deborah O’Neal on behalf of the staff (“Staff”) during our various telephone conferences from September 17, 2018 through December 10, 2018, as well as the earlier written comments (“Written Comments”) received in various emails from July 20, 2018 from you as well as Ms. Christina DiAngelo Fettig, through December 10, 2018 with respect to the Registration Statement. For your convenience, the headings and the Written Comments in bold text below repeat the captions and comments in the Written Comments. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. With respect to the series of Oral Comments, we have included a general statement summarizing them. All Oral Comments as well as Written Comments are addressed, and the answers thereto are contained in the text of Amendment No. 4. References to page numbers contained in this letter correspond to the page numbers of the prospectus contained in the Registration Statement. Please note that only the substantive Written and Oral Comments and changes are set forth in this letter. Comments relating to typographical errors in the Registration Statement have been corrected but are not mentioned in this letter.

Written Comments

Principal Investment Strategies:

1.  On pages 4, 5 and 6, the terms: “space-related products” and “space-related activities” should be harmonized.

Response: The the terms terms “space-related products” and “space-related activities” have been harmonized throughout the section entitled “Principal Investment Strategies” in the Fund’s prospectus.

2. Please confirm that neither the prospectus nor the fund’s website include any discussion or graphs showing the back-tested performance of the Procure Fund’s website:

Response: The Advisor confirms that no back-tested performance, either in text or graphical form, will appear either in the Fund’s prospectus or on its website.

3. Please supplementally provide a copy of the Underlying Index constituents.

Response: Earlier, a copy of an Excel spread sheet showing a list of then- current Index components was submitted to the staff in an e-mail message.

4.   In the Principal Investment Strategy section, please add disclosure to make it clear to investors that the Fund may invest in companies that utilize satellites, and not solely in companies that operate such satellites.

Response: The requested disclosure has been added to the prospectus to clarify the language regarding satellite companies.

5. Please state whether the Index is considered concentrated and, if so, please identify the sector and add related risk disclosure.

Response: The Index is currently concentrated in companies that operate or utilize satellite technology. As requested, a risk factor has been added under the new heading “Satellite Companies Concentration Risk”..

6. The current prospectus states that the Fund will include revenue from other space funds, however, there are no other space funds available. Please revise disclosure accordingly.

Response: The revised disclosure indicates that the Fund may invest in other space funds, if available.

7. Please file a copy of the Rule Book as an attachment to the EDGAR correspondence.

Response: A copy of the Index Provider’s Rule Book is attached hereto as Appendix A.

Staff Accountant Comments:

Page 1- Fees and Expenses:

1. The fee table presents .74% of management fee and .01% of other expenses. The responses indicate that other expenses represent postage, facsimiles, printing and mailings to beneficial owners. According to the disclosure on page 22, these expenses should be covered by the management fee and the management fee is disclosed as .75%, not .74%. Please update the fee table to reflect the management fee structure.

Response: The fee table has been revised to show that the management fee is .75%, the line showing “Other Expenses” has been removed and its footnote has been deleted.

2. Please provide seed financial statements and auditor consent.

Response: The seed financials and the auditor’s consent are included in the Registration Statement.

Oral Comments

The prospectus sections headed “Principal Investment Strategy”, “The Underlying Index Security Selection Process” and “The Underlying Index Security Selection and Weighting Process” on pages 6 to 9 have been extensively revised in accordance with the Oral Comments so as to explain, clarify and harmonize terms such as “space-related business”, “space-related products” “space-related activities”, “space industry segments”, “Diversified Tranche” and “Non-diversified Tranche”. In addition, the revised Index security selection and weighting process section contains a more detailed discussion of the method by which securities are selected as index components.

We believe that the Trust has satisfied all of the Staff’s specific comments with respect to the Registration Statement and that the Registration Statement contains all required information. Consequently, the Trust anticipates that it will, in the coming days and under separate cover, file its request for acceleration of effectiveness with respect to the Registration Statement.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-655-2548, Deborah Ferraro at 212-655-3356 or Gregory Xethalis at 212-655-2521. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen Moriarty

APPENDIX A

COPY OF THE S-NETWORK SPACE INDEX RULE BOOK